Exhibit 10.1

Ted W. Beneski

Chairman of the Board

817.488.7720 direct

tbeneski@insightequity.com

April 13, 2015

Mr. Jody Tusa

Dear Jody:

We are very pleased to offer you the position of Chief Financial Officer of Emerge Energy Services GP LLC (the “GP” and, including any successors or assigns, the “Company”), starting on May 4, 2015. Your annual salary will be $335,000, less payroll deductions and all required withholdings, payable in installments in accordance with the Company’s normal payroll practices (but in no event less often than monthly).  At the Company’s request, you will also serve the Company and/or its affiliates (including Emerge Energy Services LP, the “MLP”) in such additional capacities as the Company may designate.  In the event that you serve in such additional capacities, your compensation will not be increased on account of such additional service beyond that specified in this letter.

Beginning in fiscal year 2015 and for each fiscal year of the Company during your employment, you will be eligible to receive an annual cash bonus at a target rate of 75% of the salary you actually receive during the applicable fiscal year, provided that you remain employed by the Company through the applicable payment date. The actual annual bonus will be determined based upon the achievement of applicable performance targets determined at the discretion of the Company’s Board of Directors.  Your actual bonus rate may be higher than 75% if company performance exceeds the applicable performance targets but there may also be no payout if performance does not meet minimum hurdles. An annual bonus will be paid (to the extent such annual bonus becomes payable) as soon as administratively practicable in the calendar year following the calendar year with respect to which the annual bonus is earned, following the completion of the audit for the applicable year.

Subject to approval by the Board of Directors, the Company agrees to grant to you, on your employment start date, two phantom unit awards, each with respect to the MLP’s units covering a number of units equal to $100,000, divided by the per-unit closing price on your start date (the “Phantom Unit Awards”).  One of the Phantom Unit Awards (the “Time-Vesting Award”) will vest with respect to 25% of the units on each of the first, second, third and fourth anniversaries of your start date (each such anniversary, a “Vesting Date”), subject to your continued service.  The second Phantom Unit Award will remain outstanding for five years and will vest (i) with respect to 50% of the units on the date on which the per-unit closing price equals or exceeds an amount equal to the per-unit closing price on your start date, multiplied by 1.50 and (ii) with respect to 50% of the units on the date on which the per-unit closing price equals or exceeds an amount equal to the per-unit closing price on your start date, multiplied by 2, in each case subject to your continued service.  Each Phantom Unit Award will be made pursuant to the MLP’s

2013 Long-Term Incentive Plan, as amended from time to time (the “Plan”) and will be issued in tandem with distribution equivalent rights that will entitle you to receive current distributions made by the MLP in respect of the units covered by each Phantom Unit Award.  If applicable, each Phantom Unit Award will accelerate and vest in full immediately prior to the occurrence of a Change in Control (as defined in the Plan), subject to your continued service at least until immediately prior to such Change in Control.  The terms and conditions of each Phantom Unit Award will be set forth in separate phantom unit award agreements to be entered into by the Company, the MLP and you which will evidence the grant of such Phantom Unit Awards.

In addition, the Company expects to grant you, subject to your continued employment through the applicable grant date, two additional phantom unit awards in the first quarter of calendar year 2016, each covering a number of units equal to $175,000, divided by the per-unit closing price on the applicable grant date, with vesting terms similar to the vesting terms of the Phantom Unit Awards described above (to be determined by the Company in its sole discretion).  The terms and conditions of these awards will be set forth in separate phantom unit award agreements to be entered into by the Company, the MLP and you which will evidence the grant of such awards.

You will also be eligible to participate in all health, welfare and retirement plans maintained by the Company from time to time on the same basis as other similarly situated employees, subject to the terms and conditions thereof, but nothing contained in this letter will, or will be construed so as to, obligate the Company or its affiliates to adopt, sponsor, maintain or continue any benefit plans or programs at any time.

Finally, you will be reimbursed for (A) 50% of any seller’s real estate brokerage fees incurred in connection with the actual sale of your residence in Austin, (B) actual, properly substantiated moving expenses incurred by you in connection with moving to the Dallas/Fort Worth area, in a total amount not to exceed $90,000 and (C) up to $2,000 per month to cover your rent on an apartment in the Dallas/Fort Worth area from May 1, 2015 through and including October 31, 2015.

This will be an at-will employment arrangement, so either you or the Company may end your employment at any time for any reason with or without notice, at which point this letter will terminate in its entirety subject to subsections (a) and (b) below to the extent any such subsection is applicable:

(a)                     In the event the Company terminates your employment without “cause” (other than due to your death or “disability” (within the meaning of Section 409A of the Code)), you will be entitled to (i) receive a severance payment in an amount equal to 12 months of your then current base salary, paid as a single cash lump sum payment on the 60th day following your termination date and (ii) so long as you do not remain in continuous service with the Company following the termination of your employment (e.g., as a consultant or director), accelerated vesting of the Time-Vesting Award with respect to a number of units that would have vested on the Vesting Date immediately following your termination date (had you remained in service through such Vesting Date), pro-rated based on the number of days elapsed from the Vesting Date immediately preceding the termination date (or, if no such Vesting Date has yet occurred, your start date) through the termination date.  The payments described in this subsection (a) are subject to your timely execution and non-revocation of a general release of claims in a form that is satisfactory to the Company and its affiliates.

(b)                     As used in subsection (a) above, the term “cause” means any of the following as determined by the Company in the exercise of good faith and reasonable judgment:  (i) willful and continued refusal to perform your duties, other than by reasons of disability; (ii) committing an act constituting a felony under state or federal law; (iii) engaging in an act of fraud, dishonesty or gross misconduct in connection with the business of the Company or its affiliates; (iv) theft or misappropriation, or attempted theft or misappropriation, of funds, property or a business opportunity from the Company or its affiliates; or (v) willful violation of any express policy or procedure of the Company or its affiliates, or any law or regulation applicable to the Company, its affiliates or its business.

To the extent that any payment under this letter constitutes nonqualified deferred compensation for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and such payment would otherwise be payable hereunder by reason of a termination of your employment, then, to the extent required by Section 409A, all references to your termination of employment will be construed to mean a “separation from service” (within the meaning of Section 409A(a)(2)(A)(i) of the Code and Treasury Regulation Section 1.409A-1(h)) (“Separation from Service”), and such amounts will only be paid upon or by reference to your Separation from Service.  Notwithstanding anything to the contrary in this letter, no compensation or benefits will be paid to you prior to the expiration of the six (6)-month period following your Separation from Service to the extent that the Company determines that paying such amounts at the time or times indicated in this letter would result in a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code.  If the payment of any such amounts is delayed as a result of the previous sentence, then on the first day following the end of such six (6)-month period (or such earlier date upon which such amount can be paid under Section 409A of the Code without resulting in a prohibited distribution, including as a result of your death), the Company will pay you a lump-sum amount equal to the cumulative amount that would have otherwise been payable to you during such period.  For purposes of Section 409A of the Code, each payment made under this letter will be treated as a separate payment. Any payments subject to Section 409A of the Code that are subject to execution of a waiver and release which may be executed and/or revoked in a calendar year following the calendar year in which the payment event (such as termination of employment) occurs shall commence payment only in the calendar year in which the consideration period or, if applicable, release revocation period ends, as necessary to comply with Section 409A of the Code.

The Company may assign or transfer your employment and this letter to any of its affiliates or to any successor to its business or assets at any time. This letter may not be amended except by a signed writing executed by the parties hereto.

We hope that you find this employment offer to be compelling. It is a package that can generate significant personal value for you as long as there is significant value created for the MLP.

This offer of employment is expressly contingent upon your completion of a pre-employment background check conducted by an outside service bureau and a drug screening test, in each case with results that are satisfactory to the Company in its sole discretion.  Refusal to submit to the background check or drug screening test will result in your disqualification from further employment consideration.  In addition, failure to successfully complete the background check or drug screening test will cause this offer of employment to be withdrawn, or your employment to be terminated (without payment of any severance payments or benefits) if you already have started work.

We would very much enjoy having you as part of the team and are confident that you can help us create something special here. In order for us to achieve our current timetable, we need to move this process along fairly quickly. As a result, this offer of employment will expire on 5 pm on April 20, 2015.  Also, we ask that you treat the terms of this offer in confidence.  We all look forward to the possibility of working with you.

Best Regards,

/s/ Ted Beneski

Ted Beneski
Chairman of the Board

Acknowledged, Accepted and Agreed:

/s/ Jody Tusa
Jody Tusa, individually
	Date:	April 13, 2015